September 27, 2005

VIA EDGAR AND FACSIMILE

Facsimile No. (202) 772-9209

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308

Attention:	Charito A. Mittelman, Esq.

	Re:	ARTISTdirect, Inc. (the “Company”) Schedule 14C Information Statement File No. 0-30063 Filed August 17, 2005
Dear Ms. Mittelman:
     The purpose of this correspondence is to confirm our discussion on Monday, September 26, 2005. The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter addressed to Jonathan Diamond, President of the Company, dated September 2, 2005 (the “Comment Letter”), with respect to the above-referenced filing. We filed a response on behalf of the Company to the Comment Letter dated September 12, 2005, which addressed the Staff’s concerns (the “Response Letter”). Capitalized terms used, but not defined, in this letter shall have the meanings given to them in the Information Statement.
     It is our understanding that the Staff will not be issuing follow-up correspondence with respect to the Response Letter. Further, it is our understanding that so long as the Company provides the disclosures set forth in item number 1 of the Response Letter, the Information Statement will not be subject to further review by the Staff.
     We anticipate filing Amendment No. 1 to the preliminary Information Statement within the next five (5) business days. The definitive Information Statement will then be filed with the Securities and Exchange Commission (the “SEC”) and distributed to the Company’s stockholders at least ten (10) calendar days thereafter, but in no event prior to the filing with the SEC of the Form 8-K/A by the Company which shall include a copy of the audited financial statements of MediaDefender and unaudited pro forma financial information.
     If this correspondence does not set forth your understanding of our discussion, please contact me immediately. Should you have any questions or concerns, please do not hesitate to contact the undersigned or David I. Sunkin, Esq. at 213.620.1780.

Sincerely,
/s/ Kristy D. Palmquist
Kristy D. Palmquist, Esq.
on behalf of Sheppard Mullin Richter & Hampton LLP

cc:	David I. Sunkin, Esq., Sheppard Mullin Richter & Hampton LLP Robert N. Weingarten, Chief Financial Officer, ARTISTdirect, Inc.